                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                    FORM 11-K



(Mark One)
[X] Annual Report Pursuant to Section 15 (d) of the Securities
    Exchange Act of 1934

For the fiscal year ended December 31, 2001

                                       or

[ ] Transition Report Pursuant to Section 15 (d) of the Securities
    Exchange Act of 1934

For the transition period from                     to
                               -------------------    ----------------------


Commission file number:  0-8454


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


             JLG Industries, Inc. Employees' Retirement Savings Plan


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                              JLG Industries, Inc.
                                   1 JLG Drive
                          McConnellsburg, PA 17233-9533

                              JLG INDUSTRIES, INC.
                       EMPLOYEES' RETIREMENT SAVINGS PLAN

                                FINANCIAL REPORT

                                DECEMBER 31, 2001



                                 C O N T E N T S




FINANCIAL REPORT

    Audit Report                                                            1

    Statements of Net Assets Available for Plan Benefits                    2

    Statements of Changes in Net Assets Available for Plan Benefits         3

    Notes to Financial Statements                                         4-9

    Supplemental Schedule of Assets Held for Investment Purposes           10

    Supplemental Schedule of Reportable Transactions                       11

                          INDEPENDENT AUDITOR'S REPORT


Administrative Committee and Trustees
JLG Industries, Inc. Employees'
   Retirement Savings Plan
McConnellsburg, Pennsylvania


                  We have audited the accompanying statements of net assets available for Plan benefits of the JLG Industries, Inc. Employees' Retirement Savings Plan (Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for Plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

                  We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                  In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

                  Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2001 and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ SMITH ELLIOTT KEARNS & COMPANY, LLC
Chambersburg, Pennsylvania
August 28, 2002

                              JLG INDUSTRIES, INC.
                       EMPLOYEES' RETIREMENT SAVINGS PLAN
              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS




                                                         DECEMBER 31,
                                                   2001                 2000
                                               ------------         ------------
ASSETS

INVESTMENTS:

    Cash                                       $    349,419         $         --

    Participant Directed:
       Mutual funds                              74,463,997           77,087,057
       Invision Tech Inc. common stock               17,874                   --
       OSI Systems Inc. common stock                 21,888                   --

    JLG Industries, Inc. common stock            20,190,702           22,798,041

    Participant loans                             1,856,860            1,517,793
                                               ------------         ------------

RECEIVABLES:                                     96,900,740          101,402,891
                                               ------------         ------------

    Employer contribution receivable                   --              4,949,674
    Interest and dividends receivable                 9,941               66,403
                                               ------------         ------------
                                                      9,941            5,016,077
                                               ------------         ------------


TOTAL ASSETS/NET ASSETS AVAILABLE FOR
   PLAN BENEFITS                               $ 96,910,681         $106,418,968
                                               ============         ============



                The Notes to Financial Statements are an integral
                       part of these financial statements.

                              JLG INDUSTRIES, INC.
                       EMPLOYEES' RETIREMENT SAVINGS PLAN
                       STATEMENTS OF CHANGES IN NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS




                                                                             YEAR ENDED DECEMBER 31,
                                                                          2001                    2000
                                                                      -------------          -------------
ADDITIONS:

    Employee contributions                                            $   4,072,221          $   4,866,789
    Employer contributions                                                1,463,226              6,716,963
                                                                      -------------          -------------
                                                                          5,535,447             11,583,752

    Investment income                                                     1,633,509              6,476,764
                                                                      -------------          -------------
                                                                          7,168,956             18,060,516
                                                                      -------------          -------------
DEDUCTIONS:

    Benefit payments                                                     10,306,260              5,800,057
    Administrative expenses                                                  64,252                 55,637
                                                                      -------------          -------------
                                                                         10,370,512              5,855,694
                                                                      -------------          -------------

Net realized and unrealized gains and (losses) on investments            (6,306,731)           (19,567,474)
                                                                      -------------          -------------


NET (DECREASE) IN NET ASSETS AVAILABLE FOR PLAN
   BENEFITS                                                              (9,508,287)            (7,362,652)

NET ASSETS AVAILABLE FOR PLAN BENEFITS
   AT BEGINNING OF YEAR                                                 106,418,968            113,781,620
                                                                      -------------          -------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS
   AT END OF YEAR                                                     $  96,910,681          $ 106,418,968
                                                                      =============          =============



                The Notes to Financial Statements are an integral
                      part of these financial statements.

                         NOTES TO FINANCIAL STATEMENTS


NOTE A - DESCRIPTION OF THE PLAN

       The JLG Industries, Inc. Employees' Retirement Savings Plan ("Plan") is a defined contribution plan which covers substantially all domestic employees of JLG Industries, Inc., U.S. Truck Cranes, Inc., JLG Equipment Services, Inc., Access Financial Solutions, Inc. and JLG Manufacturing, LLC (collectively the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

       The Plan consists of two parts: a 401(k) savings feature and Company profit sharing contributions. The 401(k) savings feature provides for both participants' pre-tax contributions and the Company's matching contributions. Participants may elect to make pre-tax contributions up to 14% of their eligible compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company matches participants' contributions at a rate of $.50 for every $1.00 contributed up to a maximum of 5% of the participants' eligible compensation. Profit sharing contributions are based upon the profitability of the Company and the amounts are as determined at the discretion of the Board of Directors of JLG Industries, Inc.

       Participants become vested in their account balances as follows: immediate and full vesting of their 401(k) contributions and graduated vesting in their profit sharing and Company matching contributions. Participants become fully vested in their Company matching 401(k) contributions, profit sharing accounts, and company stock accounts after four years of service, with 25% vesting after two years, 50% vesting after three years, and 100% vesting after four years of service. Upon termination of employment, the participants receive the vested portion of their accounts in accordance with Plan provisions.

       If hired after October 2001, employees become participants in the Plan on the first day of the month following 30 days of employment. Participants' accounts are credited with their 401(k) contributions and the Company's profit-sharing and 401(k) matching contributions. Participants also receive allocations of Plan earnings or losses and forfeitures of terminated participants' nonvested profit sharing accounts. Allocations of Plan earnings are based upon participants' average account balances. Forfeitures are allocated on the basis of participants' eligible compensation. Forfeitures of terminated participants' nonvested Company matching 401(k) contributions are used to reduce the Company's future matching contributions.

       As of October 1, 2001, participant-directed contributions were directed from existing mutual funds into the 13 investment options described below. Participants may change their investment elections daily in 5% increments. The accounts of participants who do not make such an election are automatically invested in the Stable Value Fund.

       SHORT TERM/STABLE VALUE FUND (MM MONEY MARKET): This fund seeks current income consistent with liquidity and the preservation of principal. It invests primarily in short-term debt instruments with a remaining maturity not exceeding 397 days. The most common types are U.S. Treasury bills (T-bills) issued by the U.S. government, commercial paper issued by corporations, and certificates of deposit (CDs) issued by banks and other savings institutions. David L. Babson and Company Inc. is the investment manager of the fund.

       FIXED INCOME FUND (PIMCO TOTAL RETURN): This fund seeks maximum total return, consisting of current income and price appreciation, consistent with preservation of capital and prudent investment management. The fund invests primarily in investment-grade debt securities, including U.S. Government bonds, corporate bonds, mortgage-backed bonds, and money market instruments. The fund may also invest a portion of its assets in high-yield securities and non-U.S. securities. The average duration, or interest rate sensitivity, of the fund is between three and six years normally within one and a half years of the bond market as a whole. Pacific Investment Management Company LLC is the investment manager of the fund.

       BALANCED FUND (OPPENHEIMER QUEST BALANCED VALUE): This fund invests in equity and fixed-income securities in pursuit of capital growth and current income. Typically, a large portion of the fund will be invested in the stock of 15 - 30 large, well-established, undervalued companies. Under normal conditions, the portion of the fund invested in equity securities might range from 50% - 75%. OppenheimerFunds, Inc. is the investment manager of the fund, and OpCap Advisors is an adviser to the OppenheimerFunds.

       LARGE CAP VALUE FUND (MM LARGE CAP VALUE): This fund invests in common stocks of growing companies with market capitalizations greater than $5 billion. The manager seeks to invest in stocks that are selling at discounted valuations and to hold them for the long term. Davis Selected Advisers, L.P. is the investment manager of the fund.

       LARGE CAP CORE INDEX FUND (VANGUARD INSTITUTIONAL INDEX): This fund holds all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. stock market performance, in proportion to their weighting in the index. The fund attempts to match the performance of the index and remains fully invested in stocks at all times. Though the fund seeks to match the index, its performance typically can be expected to fall short by a small percentage representing operating costs. The Vanguard Group, Inc. is the investment manager of the fund.

       LARGE CAP GROWTH FUND (MM GROWTH EQUITY): This fund invests in stocks of companies that offer long-term growth. Fundamental analysis identifies well-run, growing companies that have strong management, a successful track record, long-term earnings growth, and potential for market leadership. MFS Investment Management is the investment manager of the fund.

       MID CAP VALUE FUND (MM FOCUSED VALUE): This fund invests in equity securities of medium-sized U.S. companies that are trading at significant discounts. The fund normally holds fewer stocks than a diversified fund, and will concentrate among 18 - 22 stocks. The fund may invest up to 25% of its total assets in securities of non-U.S. issuers. Harris Associates, L.P. is the investment manager of the fund.

       MID CAP GROWTH FUND (MM MID CAP GROWTH II): This fund invests in stocks of companies with medium-sized market capitalizations that have proven products or services and above-average earnings. The fund's emphasis is on companies with strong balance sheets and the cash flow to fund growth.
       T. Rowe Price Associates is the investment manager of the fund.

       SMALL CAP VALUE EQUITY FUND (DLB SMALL CO. OPPORTUNITIES): This fund invests in equity securities of micro cap companies with market capitalizations, when purchased, or under $250 million. The manager selects companies with above-average returns on assets and equity, low debt, and well-regarded management. David L. Babson and Company Inc. is the investment manager of the fund.

       SMALL CAP GROWTH EQUITY FUND (MM SMALL CAP GROWTH): This fund invests in stocks of smaller companies believed to offer potential for long-term growth. The fund is co-managed by J.P. Morgan Investment Management, Inc. and Waddell & Reed Investment Management Company.

       INTERNATIONAL/GLOBAL FUND (MM INTERNATIONAL EQUITY FUND): This fund invests in common stocks of varied-sized companies located in Europe, the Far East, and emerging markets. Oppenheimer is manager of the fund. Stock selection is guided by economic, political, and social influences in the international community that dictate long-term growth trends.

       COMPANY STOCK FUND: This fund invests in JLG common stock. Additional information about this fund appears in the body of the Combined Summary Plan Description and Prospectus. Mass Mutual manages this fund.

       SELF-DIRECTED BROKERAGE ACCOUNT: This investment option permits a participant to select his own investments. State Street Brokerage provides brokerage services to this account. The account does not have an investment manager. Instead, the participant is responsible for selecting and monitoring his or her own investments. Additional information about this fund appears in the body of the Combined Summary Plan Description and Prospectus.

       Participants may borrow from their accounts a minimum of $500 up to the lesser of $50,000 or 50% of their vested account balance. Loan terms generally do not exceed five years. Loans are secured by the balance in the participant's account and bear interest at a reasonable rate to be determined at the time the loan begins based on prevailing market rates. Principal and interest is paid ratable through payroll deductions.

       On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or a life annuity.

       Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of such termination, the net assets of the Plan are to be distributed in accordance with the provisions of the Plan, but in no event shall any amounts be returned to the Company.

       The Plan is administered by the Administrative Committee of JLG Industries, Inc. Employees' Retirement Savings Plan. JLG Industries, Inc. (the Corporation) may pay all or part of the administrative expenses of the Plan. Any expenses not paid by the Corporation shall be paid out of Plan assets.

       The foregoing description of the Plan provides only general information. Participants should refer to the Summary Plan Description or Plan agreement for a more complete description of the Plan's provisions. Copies are available from the Company's Human Resources Department.


NOTE B - SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF ACCOUNTING
       The accounting records of the Plan are maintained on an accrual basis. Interest and dividend income is recognized when earned, and benefits are recognized when paid.

       USE OF ESTIMATES
       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of contributions, earning, expenses and benefit payments during the reporting period. Actual results could differ from those estimates.

       INVESTMENT VALUATION
       Investments are stated at aggregate market value. Securities which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. The Plan's investments in mutual funds are valued at the aggregate of the quoted market prices of the underlying securities.

       Purchases and sales of securities are reflected on a trade-date basis. The unrealized difference in market value from one year to the next and realized gains and losses are recognized as net appreciation (depreciation) in fair value of investments in the accompanying statements of changes in net assets available for benefits.

       FORFEITED ACCOUNTS
       For the years ended December 31, 2001 and 2000, forfeitures of Company matching 401(k) contributions totaling $0 and $102,788, respectively, were used to offset employer contributions.

       RECLASSIFICATION IN FINANCIAL STATEMENTS
       The 2000 financial statements include certain reclassifications to conform to the current year reporting practices.

NOTE C - INVESTMENTS

       Investments that represent five percent or more of the Plan's net assets available for plan benefits at the beginning of the year are as follows:

                                                                            DECEMBER 31, 2001
                                                                            -----------------
       Vanguard Institutional Index                                             $20,277,924
       Oppenheimer Quest Balanced                                                15,684,045
       Mass Mutual Mid Cap Growth                                                10,488,762
       Mass Mutual Money Market                                                  23,890,142
       *JLG Industries, Inc. Common Stock                                        20,190,702


                                                                            DECEMBER 31, 2000
                                                                            -----------------
       Norwest Bank Stable Value Fund                                           $13,370,907
       Dodge & Cox Balanced Fund                                                 14,070,001
       Vanguard Institutional Index Trust 500 Fund                               25,982,461
       AIM Constellation Fund                                                    15,282,555
       AIM Short-Term Investment Company
          Prime Portfolio Money Market Fund                                       8,036,579
       *JLG Industries, Inc. Common Stock                                        22,798,041

       * Represents a party in interest/nonparticipant directed

       During the years ended December 31, 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by ($6,306,731) and ($19,567,474), respectively.

                                                            YEAR ENDED DECEMBER 31
                                                         2001                    2000
                                                      -----------            ------------
            Mutual funds                              $(6,397,968)           $ (7,644,847)
            Common stock                                   91,237             (11,922,627)
                                                      -----------            ------------
                                                      $(6,306,731)           $(19,567,474)
                                                      ===========            ============

NOTE D - NONPARTICIPANT-DIRECTED INVESTMENTS

       Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:


                                                                   DECEMBER 31
                                                          2001                    2000
                                                       -----------            ------------
          Net Assets:
             Common Stock                              $20,190,702            $22,798,041


                                                            YEAR ENDED DECEMBER 31
                                                          2001                    2000
                                                      -----------             ------------
          Changes in Net Assets
             Dividends                                 $    74,782            $    100,376
             Net appreciation (depreciation)               137,885             (11,922,627)
          Benefits paid to participants                 (2,134,664)               (834,063)
          Transfers and other changes                     (685,342)                (31,206)
                                                       -----------            ------------
                                                       $(2,607,339)           $(12,687,520)
                                                       ===========            ============

NOTE E - OBLIGATIONS DUE TERMINATED/RETIRED PARTICIPANTS

       The amounts due terminated and retired participants with vested interests as of December 31, 2001 and 2000 were $1,980,203 and $1,451,812, respectively.


NOTE F - TAX STATUS

       The Internal Revenue Service has determined and informed the Company by letter dated July 18, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code.


NOTE G - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

       The following is a reconciliation of investment income and net realized and unrealized gains (losses) listed on the financial statements to categories of income used on the Form 5500.

                                                             YEAR ENDED DECEMBER 31
                                                           2001                  2000
                                                       ------------          ------------
       FINANCIAL STATEMENT PRESENTATION
             Investment income                         $  1,633,509          $  6,476,764
             Net realized and unrealized
                gains and (losses) on
                investments                              (6,306,731)          (19,567,474)
                                                       ------------          ------------
                      Total                            $ (4,673,222)         $(13,090,710)
                                                       ============          ============


       FORM 5500 PRESENTATION
             Interest income                           $    445,069          $    646,155
             Dividend income                                 74,782                86,827
             Net gain on sale of assets                     159,967              (569,051)
             Unrealized depreciation of assets              (68,730)          (11,353,576)
             Net gain from pooled separate
                accounts                                  2,638,324                     0
             Net loss from registered
                investment company                       (8,046,749)           (1,901,676)
             Other income                                   124,115                   611
                                                       ------------          ------------
                      Total                            $ (4,673,222)         $(13,090,710)
                                                       ============          ============


                              JLG INDUSTRIES, INC.
                       EMPLOYEES' RETIREMENT SAVINGS PLAN

          SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 2001



                                                    DESCRIPTION
IDENTITY OF ISSUE, BORROWER                         OF INVESTMENT                CURRENT VALUE
---------------------------                         -------------                -------------
Cash                                                Cash                           $   349,419

Mass Mutual Money Market                            Mutual Fund                     23,890,142

PIMCO Total Return                                  Mutual Fund                        315,904

Oppenheimer Quest Balanced Value                    Mutual Fund                     15,684,045

Mass Mutual Large Cap Value                         Mutual Fund                        386,319

Vanguard Institutional Index                        Mutual Fund                     20,277,924

Mass Mutual Growth Equity                           Mutual Fund                        243,888

Mass Mutual Focused Value                           Mutual Fund                      1,590,896

Mass Mutual Mid Cap Growth II                       Mutual Fund                     10,488,762

DLB Small Co. Opportunities                         Mutual Fund                      1,239,409

Mass Mutual Small Cap Growth                        Mutual Fund                        190,667

Mass Mutual International Equity Fund               Mutual Fund                        137,168

*JLG Industries Common Stock                        Common Stock                    20,190,702

SSGA Money Market Fund                              Mutual Fund                         18,873

Invision Tech Inc.                                  Common Stock                        17,874

OSI Systems Inc.                                    Common Stock                        21,888

Participant Loans                                   5.75% - 12%                      1,856,860
                                                                                   -----------

                                                                                   $96,900,740
                                                                                   ===========

* Represents a party in interest

             JLG INDUSTRIES, INC. EMPLOYEES' RETIREMENT SAVINGS PLAN

                SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS
                          YEAR ENDED DECEMBER 31, 2001




                                             PURCHASE           SELLING                              CURRENT             NET
      DESCRIPTION OF ASSETS                    PRICE             PRICE              COST              VALUE           GAIN (LOSS)
      ---------------------                    -----             -----              ----              -----           -----------
Purchased 1,019,050 shares -
    Oppenheimer Quest Balanced Fund        $16,569,746        $                  $                 $16,569,746       $
Purchased 1,450,003 shares -
    Mass Mutual Mid Cap Growth              10,092,023                                              10,092,023
Purchased 25,270,259 shares -
    Mass Mutual Money Market                25,270,259                                              25,270,259
Sold 485,837 shares -
    Wells Fargo Stable Value Fund                              15,414,160         15,172,685        15,414,160           241,475
Sold 540,820 shares -
    AIM Constellation Fund                                     10,091,694         13,155,721        10,091,694        (3,064,027)
Sold 266,215 shares -
    Dodge & Cox Balanced Fund                                  16,569,206         17,623,052        16,569,206        (1,053,846)
Sold 9,856,099 shares -
    AIM Short-Term Investment Co.
    Prime Portfolio                                             9,856,099          9,856,099         9,856,099                 0


                                    EXHIBITS

23       Consent of Independent Auditors



                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                             JLG Industries, Inc. Employees'
                                                 Retirement Savings Plan
                                                     (Name of Plan)



Date: October 30, 2002                   /s/ Thomas D. Singer
                                         --------------------------------------
                                         Thomas D. Singer
                                         Senior Vice President, General Counsel
                                         and Secretary